Avery Dennison Corporation
Exhibit 12
AVERY DENNISON CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Nine Months Ended
(Dollars in millions)	October 3, 2009	September 27, 2008	October 3, 2009	September 27, 2008
Earnings:
Income (loss) before taxes	$58.3	$67.3	$(817.4)	$242.4
Add: Fixed charges (1)	29.9	39.9	98.9	120.4
Amortization of capitalized interest	.8	.8	2.5	2.4
Less: Capitalized interest	(1.1)	(1.7)	(2.9)	(5.0)

	$87.9	$106.3	$(718.9)	$360.2

Fixed charges: (1)
Interest expense	$19.1	$29.0	$67.0	$87.8
Capitalized interest	1.1	1.7	2.9	5.0
Interest portion of leases	9.7	9.2	29.0	27.6

	$29.9	$39.9	$98.9	$120.4

Ratio of Earnings to Fixed Charges (2)	2.9	2.7	—	3.0

(1)	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.

(2)	For the nine months ended October 3, 2009, the Company’s earnings were not sufficient to cover fixed charges by $817.8. This loss primarily reflected the non-cash goodwill and other indefinite-lived intangible asset impairment charges of $832 and loss on extinguishment of debt of approximately $21 recorded in the first quarter of 2009, and legal settlement costs of $39 million recorded in the first nine months of 2009.